LIONTREE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PUBLIC DOCUMENT
Filed pursuant to Rule 17a-5(e)(3)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIONTREE ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 MADISON AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EHREN STENZLER 212-644-4775
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELIOTTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

30 ROCKEFELLER PLAZA (Address) NEW YORK (City) NY (State) 10112 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EHREN STENZLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIONTREE ADVISORS LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Ehren Stenzler

Signature

MANAGING PARTNER

Title

Zachary Adler

Notary Public

STATE OF NY
COUNTRY OF NY

ZACHARY J ADLER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AD6348449
Qualified In Queens County
My Commission Expires 09-26-2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIONTREE ADVISORS LLC



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Partners of LionTree Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LionTree Advisors LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 2013.

LIONTREE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 5,376,891
Securities owned, at fair value	12,482,300
Accounts receivable, net of allowance for doubtful accounts	1,316,985
Other assets	15,969
TOTAL ASSETS	**$ 19,192,145**

LIABILITIES & MEMBER'S EQUITY

LIABILITIES

Accounts payable	$ 32,618
Deferred revenues	208,333
Due to parent	5,405,423
TOTAL LIABILITIES	5,646,374
Commitments & Contingent liabilities (See Note-8)	
MEMBER'S EQUITY	13,545,771
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 19,192,145

The accompanying notes are an integral part of this financial statement

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

LionTree Advisors LLC (the "Company") provides investment banking services including financial advisory services, underwriting participant, private placement agent and similar services. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by LionTree LLC (the "Parent").

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could materially differ from these estimates.

Accounts Receivable

Accounts receivable are comprised of receivables for fees. The Company evaluates collectability of its accounts receivable and determines if an allowance for uncollectable accounts is necessary based on historical payment information or known customer financial concerns.

Cash and Cash Equivalents

The Company considers amounts held in money market accounts with initial maturities equal to less than three months to be cash equivalents.

Fair Value Hierarchy

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs when determining Fair Value estimates. Fair value is defined as the price that would be received to sell an asset or aid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is

3

new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities listed on a national exchange are valued at the last closing bid price if owned by the Company on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value or in accordance with US GAAP. The resulting gains and losses are reflected in the statement of income.

<u>Securities Owned</u>

Securities owned consists of U.S. Treasury Bills at fair value and are classified as level 1 securities within the fair value hierarchy. For the year ended December 31, 2018 the Company did not have any transfer between levels.

<u>Fair Value of Financial Assets and Liabilities Not Measured at Fair Value on a Recurring Basis</u>

The recorded amounts of cash equivalents, accounts receivable, other assets, accounts payable and deferred revenue approximate their fair value due to the short-term nature of these financial assets and liabilities.

NOTE 3   RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and the Parent, the Company pays a monthly administrative fee for utilizing certain resources of the Parent. As of December 31, 2018, the Company owes the Parent $5,405,423-related to this Agreement and for expenses reimbursed by clients but incurred by the Parent on behalf of the Company.

NOTE 4   REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3- 1 which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain a minimum net capital equal to $250,000. At December 31, 2018, the Company's net capital was approximately $12,105,000, which was approximately $11,855,000 in excess of its minimum requirement of $250,000.

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 since the Company never holds the cash or securities of customers.

LIONTREE ADVISORS LLC

NOTE 5   CONCENTRATIONS

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceeded the maximum coverage provided by the FDIC on insured depositor accounts.

NOTE 6   INCOME TAXES

The Company is a single member limited liability company and is treated as disregarded entity for federal, state and city income tax purposes; therefore it does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

NOTE 7   RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company has evaluated the impact of ASU 2016-02 and does not expect the adoption of such standard to have a material impact on the Company's financial condition, its results of operations or cash flows.

NOTE 8   COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various legal actions may be taken against the Company. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition.

NOTE 9   SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred through the date the financial statement is available to be issued and determined there are no subsequent events requiring adjustments to or disclosure to in the financial statement, except for the below.

As of December 31, 2018, the Company had a reserve of $0.7 million recorded related to a $0.95 million accounts receivable from a client. On January 10, 2019 the Company received payment in the amount of approximately $1.3 million related to the account receivable from a client, of which approximately $0.7 million was thereby removed from the allowance for doubtful accounts.